UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

International Baler Corporation

(Name of Issuer)

Common Stock – $.01 par value per share

(Title of Class of Securities)

459041-10-9

(CUSIP Number)

Angela M. Darlington

1909 S Main Street

P.O. Box 218

Upland, Indiana 46989

(765) 998-8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON Estate of Leland E. Boren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,205,158 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,205,158 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,158 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1%
14	TYPE OF REPORTING PERSON OO

(1)	Includes 4,205,158 shares of common stock, par value $0.01 per share (“Common Stock”), of International Baler Corporation owned by Avis Industrial Corporation (“Avis”). The Estate of Leland E. Boren (the “Estate”), as the controlling shareholder of Avis, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by Avis. The Estate disclaims beneficial ownership of the shares owned by Avis except to the extent of its pecuniary interest therein.

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1	NAME OF REPORTING PERSON Avis Industrial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,205,158
	8	SHARED VOTING POWER 4,205,158 (1)
	9	SOLE DISPOSITIVE POWER 4,205,158
	10	SHARED DISPOSITIVE POWER 4,205,158 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,158 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 4,205,158 shares of common stock, par value $0.01 per share(“Common Stock”), of International Baler Corporation owned by the Reporting Person. The Estate of Leland E. Boren (the “Estate”), as the controlling shareholder of the Reporting Person, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by the Reporting Person. The Estate disclaims beneficial ownership of the shares owned by the Reporting Person except to the extent of the Estate’s pecuniary interest therein.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 4 of 7

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D, filed with the U.S. Securities and Exchange Commission on April 29, 2019, by the Estate of Leland E. Boren (the “Estate”) and Avis Industrial Corporation, an Indiana corporation (“Avis”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”) of International Baler Corporation, f/k/a Waste Technology Corp., a Delaware corporation (the “Issuer”), which Schedule 13D was previously amended on February 24, 2021.

STATEMENT ON SCHEDULE 13D/A

All information herein with respect to the Issuer is to the best knowledge and belief of the Reporting Persons as defined herein.

Item 1. – SECURITY AND ISSUER

No material change.

Item 2. – IDENTITY AND BACKGROUND

(a)	This Amendment No. 2 is filed by Angela M. Darlington as Personal Representative of the Estate of Leland E. Boren (the “Estate”), and Avis Industrial Corporation, an Indiana corporation (“Avis” and, together with the Estate, the “Reporting Persons”). The Reporting Persons are filing jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The business address of the Estate of Leland E. Boren is 1909 S. Main Street, P.O. Box 218, Upland, IN 46989. The principal business address and principal office address of Avis Industrial Corporation is 1909 S. Main Street, Upland, Indiana 46989.

(c)	The late Mr. Boren was formerly the CEO, President, and Chairman of the Board of Avis Industrial Corporation. The Estate of Leland E. Boren is the controlling shareholder of Avis Industrial Corporation. The late Mr. Boren was elected to the Board of Directors of the Issuer on March 9, 2005 and subsequently elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005, and re-elected in 2008, 2011, 2014 and 2017. Ms. Darlington also serves as Secretary of the Issuer.

Avis Industrial Corporation’s principal business is to manufacture a broad range of products to serve the automotive, metalworking, off-highway, construction, energy, aerospace, recycling and consumer industries.

(d)	Neither of the Reporting Persons nor the persons listed in Schedule A, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons nor the persons listed in Schedule A, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 5 of 7

(f)	The Estate of Leland E. Boren is being administered pursuant to the laws of the State of Indiana in the United States of America. Avis Industrial Corporation is a corporation organized under the laws of the State of Indiana in the United States of America. All of the persons listed in Schedule A are citizens of the United State of America.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Avis Industrial Corporation (other than information with respect to the Estate of Leland E. Boren, which is provided above) are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3. – SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No material change.

Item 4. – PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is supplemented by the addition of the following:

As previously reported, on February 18, 2021, the Board of Directors of Avis authorized it to pursue a potential acquisition of the Issuer, including through a merger transaction. Further, as reported in that certain Current Report on Form 8-K filed with the SEC on April 7, 2021, the Board of Directors of the Issuer unanimously voted to form a special committee of independent and disinterested directors (the “Special Committee”) to evaluate the principal terms of the proposal by Avis. Effective as of April 20, 2021 and based upon the recommendation of the Special Committee, the Issuer entered into a non-binding letter of intent with Avis setting forth the terms of the proposed transaction. However, after approximately five months of due diligence and negotiations, the parties were unable to reach a definitive agreement on acceptable terms. As a result, Avis notified the Issuer, on September 2, 2021, that Avis will no longer be pursuing the proposed transaction at this time.

As Avis acquired the securities described in this Schedule 13D for investment purposes, it intends to review such investment in the Issuer on a continuing basis. As a result, Avis may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, including, but not limited to, in the open market, block sales or in privately negotiated transactions. In addition, Avis may engage in discussions with the Issuer’s board of directors, shareholders of the Issuer, and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore sales or acquisitions of assets or lines of business; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Any actions Avis might undertake may be made at any time and from time to time without prior notice and will be dependent upon Avis’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, Avis does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose, change its intentions with respect to previous plans or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 6 of 7

Item 5. – INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As set forth in this Amendment No. 2, Avis currently owns, has the sole power to vote and the sole power to dispose of 4,205,158 shares of Common Stock of the Issuer, representing 81.1% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of July 31, 2021). While the Estate is the controlling shareholder of Avis, it disclaims beneficial ownership of the shares of Common Stock held by Avis except to the extent of its pecuniary interest therein.

(c) During the sixty (60) days prior to the filing date of this Statement, no transactions in Issuer stock were effected by the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Other than the transactions described in Item 3, Item 4 and this Item 5, the Reporting Persons or, to the knowledge of the Reporting Persons, any persons listed on Schedule A, have not effected any transactions in the Common Stock during the preceding 60 days.

Item 6. – CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change.

Item 7. – MATERIAL TO BE FILED AS EXHIBITS

No material change.

* * * * *

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2021

ESTATE OF LELAND E. BOREN

By:	/s/ Angela M. Darlington
Name: Angela M. Darlington, Personal
Representative of the Estate of Leland E. Boren

AVIS INDUSTRIAL CORPORATION

By:	/s/ Angela M. Darlington
Name: Angela M. Darlington, Vice President-Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director and executive officer, as applicable, of the Reporting Persons. All executive officers and directors listed in this Schedule A are U.S. citizens.

Avis Industrial Corporation (“Avis”):

Ronald L. McDaniel Director, Chairman 1909 S. Main Street Upland, IN 46989	D. Roger Griffin Vice President 1909 S. Main Street Upland, IN 469889
Gregory L. King President and Chief Executive Officer 1909 S. Main Street Upland, IN 46989	Peggy L. Sheets Vice President-Benefits & Insurance 1909 S. Main Street Upland, IN 46989
Angela M. Darlington Director, Vice President-Secretary 1909 S. Main Street Upland, IN 46989	Diane Mahon Vice President-Human Resources 1909 S. Main Street Upland, IN 46989
Martha R. Songer Director 1909 S. Main Street Upland, IN 46989	Tracee L. Pennington Treasurer 1909 S. Main Street Upland, IN 46989
Lael E. Boren Director 1909 S. Main Street Upland, IN 46989	Dennis D. Carroll Director 1909 S. Main Street Upland, IN 46989
Craig A. Little Vice President-Engineering 314 North Jackson Street Jackson, MI 49201